

April 27, 2015

George Economou
Chief Executive Officer
DryShips Inc.
109 Kifisias Avenue and Sina Street
151 24, Marousi
Athens, Greece

> **Re: DryShips Inc.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed April 16, 2015**
> **File No. 333-202821**

Dear Mr. Economou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2015 letter.

Risk Factors, page 12

There is no guarantee of a continuing public market, page 57

1. We note that you received a written notification from The Nasdaq Stock Market dated April 13, 2015 indicating that you no longer meet the minimum bid price requirement for the Nasdaq Global Select Market. Please discuss the risks this poses for investors. If material to an understanding of your Prospectus Summary, please disclose the receipt of the notice in your Recent Developments section.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gary J. Wolfe, Esq.
        Seward & Kissel LLP